Exhibit 99.1
NOTICE OF GUARANTEED DELIVERY FOR RIGHTS CERTIFICATE
This form may be used in connection with the guaranteed delivery procedures available in the exercise of subscription rights (the “Rights”) issued pursuant to the rights offering (the “Rights Offering”) described in the Prospectus dated December 16, 2010 (the “Prospectus”) of Ivanhoe Mines Ltd. (the “Company”), if a holder of the Rights cannot deliver the rights certificate(s) evidencing such Rights (the “Rights Certificate(s)”) to the Subscription Agent listed below at or prior to 5:00 p.m. (Toronto time) (the “Expiry Time”) on January 26, 2011 (the “Expiry Date”). Such form must be delivered by hand or sent by facsimile transmission, first-class mail, express mail or overnight courier to the Subscription Agent, and must be received by the Subscription Agent at or prior to the Expiry Time on the Expiry Date. See DETAILS OF THE RIGHTS OFFERING—Guaranteed Delivery Procedures” in the Prospectus.
As described in the Prospectus, all holders of the Company’s Common Shares as at the Record Date will be issued one Right for each Common Share of the Company. For every 100 Rights held, a Prospectus Holder or a Qualified Holder will be entitled to subscribe for 15 Common Shares from January 5, 2011 until the Expiry Time on the Expiry Date, at a price of, at the subscriber’s choice, US$13.88 per Common Share or Cdn$13.93 per Common Share (whether in US dollars or Canadian dollars, the “Subscription Price”). If this Notice of Guaranteed Delivery is used, payment of the Subscription Price per Common Share subscribed for upon exercise of such Rights, must be received by the Subscription Agent in the manner specified in the Prospectus by the Expiry Time on the Expiry Date, and a properly completed and executed Rights Certificate with any required signature guarantees must be received by the Subscription Agent within three business days after the Expiry Date. All undefined capitalized terms used herein have the definition ascribed to them in the Prospectus.
The Subscription Agent for the Rights Offering is:
CIBC Mellon Trust Company
199 Bay Street
Commerce Court West, Securities Level
Toronto, Ontario M5L 1G9 CANADA
Fax #416.643.3148
DELIVERY OF THIS INSTRUMENT TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE OR TRANSMISSION OF THIS INSTRUMENT VIA FACSIMILE OTHER THAN AS SET FORTH ABOVE DOES NOT CONSTITUTE A VALID DELIVERY. QUESTIONS OR REQUESTS FOR ASSISTANCE CONCERNING THE RIGHTS OFFERING SHOULD BE DIRECTED TO CIBC MELLON AT THE CONTACT INFORMATION SET OUT BELOW:
Telephone: (416) 643-5500
Toll Free: 1-800-387-0825 (in North America) or 1-416-643-5500 (outside North America)
E-Mail: inquiries@cibcmellon.com

Ladies and Gentlemen:
The undersigned hereby represents that the undersigned is the holder of Rights Certificate(s) representing a total of  _____  Rights and that such Rights Certificate(s) cannot be delivered to the Subscription Agent at or before 5:00 p.m. (Toronto time) on January 26, 2011. Upon the terms and subject to the conditions set forth in the Prospectus, receipt of which is hereby acknowledged, the undersigned hereby elects to exercise such Rights to subscribe for  _____  Common Share(s).
The undersigned understands that a properly completed and executed Rights Certificate(s) in respect of the Rights being exercised, with any required signature guarantees, must be received by the Subscription Agent within three business days after January 26, 2011. The undersigned further understands that payment in U.S. dollars or Canadian dollars of the Subscription Price must be received in immediately available funds by the Subscription Agent at or before 5:00 p.m. (Toronto time) on January 26, 2011 and represents that such payment, in the aggregate amount of U.S. dollars or Canadian dollars, either (check appropriate box):
☐	is being delivered to the Subscription Agent herewith
or
☐	has been or will be delivered separately to the Subscription Agent in the manner set forth below; (check appropriate box and complete information relating thereto);

☐	wire transfer of funds (where the aggregate Subscription Price exceeds Cdn$25 million or otherwise with the permission of the Subscription Agent.)

Name of transferor institution

Date of transfer

Confirmation number (if available)

☐	Certified cheque

☐	Bank draft (cashier’s cheque)

☐	Money order

Name of maker

Date of check, draft or money order:

Check, draft or money order number:

Bank on which check is drawn or issuer of money order:

All authority conferred or agreed to be conferred by this Notice of Guaranteed Delivery shall not be affected by, and shall survive, the death or incapacity of the undersigned, and every obligation of the undersigned under this Notice of Guaranteed Delivery shall be binding upon the heirs, executors, administrators, trustees in bankruptcy, personal and legal representatives, successors and assigns of the undersigned.

Signature(s)

Name(s)

(Please Type or Print)

Address(es)

Area Code and Tel. No(s)

Rights Certificate No.(s) (if available)

GUARANTEE OF DELIVERY

(Not to be used for Rights Certificate signature guarantee)
The undersigned, a member of an acceptable Medallion Guarantee Program (STAMP, SEMP or MSP), a major Canadian Schedule I bank that is not a member of a Medallion Guarantee Program, or financial institution that has a corresponding affiliate in Canada or the United States that is a member of an acceptable Medallion Guarantee Program, guarantees that the undersigned will deliver to the Subscription Agent the Rights Certificate(s) representing the Rights being exercised hereby, with any required signature guarantees and any other required documents, all by 5:00 p.m. (Toronto time) on January 31, 2011.

(Address)

(Area Code and Telephone Number)
Dated: ______________, 2011

(Name of Firm)

(Authorized Signature)

(Name)

(Title)
The institution that completes this form must communicate the guarantee to the Subscription Agent and must ensure delivery of the Rights Certificate(s) to the Subscription Agent within the time period shown in the Prospectus. Failure to do so could result in a financial loss to such institution.